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                                                      Registration No. 333-38032
                                                      Rule 424(B)(3)
Prospectus

                         Susquehanna Bancshares, Inc.

                       2,360,000 Shares of Common Stock

     Certain existing shareholders of Susquehanna Bancshares, Inc. may offer to sell from time to time up to 2,360,000 shares of our common stock pursuant to this prospectus.

     The selling shareholders may sell their shares in any manner described in the "Plan of Distribution" section of this prospectus beginning on page 7.

     Our common stock is traded under the symbol "SUSQ" on the Nasdaq National Market. On May 24, 2000, the closing price for our common stock was $13.375.

     We are registering these shares as required under the terms of an agreement between the selling shareholders and us to make the shares of our common stock covered by this prospectus freely tradable. Registration of these shares does not necessarily mean that any of the shares will be offered or sold by the selling shareholders. We will receive no proceeds of any sale of these shares, but will incur expenses in connection with the offering.

                                _______________

Neither the Securities Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                _______________

 These securities are not deposit accounts of any bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

                 The date of this Prospectus is June 19, 2000.
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                               TABLE OF CONTENTS

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SUSQUEHANNA.................................................................   3

USE OF PROCEEDS.............................................................   4

REGISTRATION RIGHTS.........................................................   5

SELLING SHAREHOLDERS........................................................   6

PLAN OF DISTRIBUTION........................................................   7

LEGAL MATTERS...............................................................   7

EXPERTS.....................................................................   7

WHERE YOU CAN FIND MORE INFORMATION.........................................   8
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                             _____________________

     You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of the prospectus. The selling shareholders are not making an offer of the common stock in any state where the offer is not permitted.

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                                  SUSQUEHANNA

     Susquehanna Bancshares, Inc. is a multi-state financial holding company headquartered in Lititz, Pennsylvania. As of December 31, 1999, Susquehanna operated as a super-community bank holding company with nine commercial banks, one federal savings bank and two non-bank subsidiaries. As of December 31, 1999, Susquehanna had consolidated assets of $4.3 billion, loans receivable of $3.0 billion, deposits of $3.2 billion and shareholders' equity of $404 million.

     Susquehanna was incorporated in Pennsylvania in 1982. Its executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543, and its telephone number is (717) 626-4721.

     Susquehanna, through its subsidiaries, provides a wide range of retail and commercial banking and financial services. Its retail banking business strategy is to expand its deposit and other product market share through a high level of customer service, new product offerings, application of new technologies and delivery systems, and selective acquisitions. Susquehanna operates an extensive branch network and has a strong market presence in its primary markets in Pennsylvania, Maryland and New Jersey. As a result of the development of broad banking relations with its customers, core deposits fund Susquehanna's lending and investing activities almost entirely.

     Susquehanna's retail banking services include checking and savings accounts, money market accounts, certificates of deposit, individual retirement accounts, Christmas clubs, mutual funds and annuities, home equity lines of credit, residential mortgage loans, home improvement loans, student loans, automobile loans and personal loans.

     The acquisition of certain Maryland thrifts in 1995 and 1996 substantially enhanced Susquehanna's mortgage origination and mortgage banking capabilities. The consolidation in 1996 of several mortgage operations into Susquehanna Mortgage Company (formerly known as "Atlantic First Mortgage Company"), a mortgage subsidiary of Susquehanna Bank, further enhanced the expansion of Susquehanna's mortgage banking operations in its Maryland and Pennsylvania markets.

     Susquehanna's consolidated commercial lending operations include commercial, financial and agricultural lending (11% of the total loan portfolio at December 31, 1999), real estate construction lending (9%), and commercial mortgage lending (20%). Loans originated by each subsidiary are subject to central review and uniform Susquehanna credit standards. Nearly all of Susquehanna's loans are concentrated in the markets served by its subsidiary commercial and savings banks.

     Certain of Susquehanna's subsidiary depository institutions, namely Farmers First Bank, through its subsidiary, Susquehanna Trust & Investment Company, Citizens National Bank of Southern Pennsylvania, First National Trust Bank, Williamsport National Bank and Farmers & Merchants Bank and Trust also render services as trustee, executor, administrator, guardian, managing agent, custodian and investment advisor and perform other fiduciary activities authorized by law.

     Through its subsidiary, Susque-Bancshares Life Insurance Co., Susquehanna offers certain credit related insurance products. Susquehanna also offers certain leasing services through its subsidiary Susque-Bancshares Leasing Co., Inc., and its wholly owned subsidiary, Susquebanc Lease Co. Susquehanna expanded its leasing service capabilities through its acquisition in February of 2000 of Hann Financial Services Corporation, which provides comprehensive consumer automobile financing services.

     In 1999, Susquehanna also acquired a less than 5% equity interest in Aexpert, Inc., and entered into an arrangement with its wholly-owned subsidiary, Aexpert Advisory, Inc., Aexpert Advisory, Inc. is a registered investment advisor and offers fee-based management account services combining its proprietary computer-based market-timing forecasting tool with certain mutual funds. Susquehanna and certain of its subsidiaries share the fees received by Aexpert Advisory, Inc. in connection with the accounts specifically referred to it by them.

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Susquehanna's subsidiaries also have similar referral fee arrangements with other non-affiliated investment advisors/broker-dealers. Through Susquehanna's acquisition of Valley Forge Asset Management Corp. in March of 2000, which represented Susquehanna's first acquisition of an investment advisory services corporation, Susquehanna and its subsidiaries expect to be able to offer a broader range of investment advisory, asset management and brokerage services to its customers.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling shareholders of the shares being offered by this prospectus, but we have agreed to pay certain expenses relating to registration of the shares under federal and state securities laws.

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                              REGISTRATION RIGHTS

     The registration of the shares being sold in this offering will fulfill our obligations under the terms of a registration rights agreement with the former shareholders of Boston Service Company, Inc. (t/a Hann Financial Service Corporation), which we entered into in connection with the acquisition of Boston Service Company.

     Pursuant to the registration rights agreement with the former shareholders of Boston Service Company, we agreed to pay all expenses of registering the shares, including the legal fees of one legal counsel for the selling shareholders as a group. However, we are not obligated to pay any other legal expenses, underwriting fees, discounts or commissions, or any other expenses of the selling shareholders. We also agreed to indemnify each selling shareholder from and against losses, claims, damages, liabilities and expenses arising under the securities laws in connection with the registration statement or this prospectus, subject to certain limitations. In addition, each selling shareholder has severally agreed to indemnify Susquehanna and its directors, officers who sign the registration statement and any person who controls Susquehanna against all losses, claims, damages, liabilities and expenses arising under the securities laws insofar as such losses, claims, damages, liabilities or expenses relate to information furnished to Susquehanna by such selling shareholder for use in the registration statement or this prospectus or any amendment or supplement thereto.

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                             SELLING SHAREHOLDERS

     All of our common stock offered hereby was issued to the shareholders of Boston Service Company, Inc. (t/a Hann Financial Service Corporation) in accordance with a Share Exchange Agreement dated as of November 17, 1999, between Susquehanna, Boston Service Company and the shareholders of Boston Service Company. The common stock offered by this prospectus was issued in exchange for all of the outstanding capital stock of Boston Service Company in accordance with the terms of the Share Exchange Agreement in a transaction exempt from the registration requirements of the Securities Act. The offer and sale of the common stock offered by this prospectus is being registered pursuant to registration rights granted to the selling shareholders in connection with our acquisition of Boston Service Company.

     The following table sets forth the names of the selling shareholders, the number of shares beneficially owned as of May 24, 2000 and the maximum number of shares of our common stock that may be offered from time to time under this prospectus by each of them or their respective donees or pledgees. Because the selling shareholders may sell or otherwise transfer less than all of their shares of our common stock pursuant to this prospectus, we cannot estimate the number of shares of our common stock that will be held by each selling shareholder after this offering.

                                      Shares of Common
                                     Stock Beneficially   Shares of Common
                                         Owned as of        Stock Offered
        Name                          May 24, 2000 (1)         Hereby
        ----                          ----------------         ------
        Michael J. Wimmer (2)....         1,829,071            826,000
        Terry Wimmer (3).........         1,829,071            826,000
        Sydell Lourie............           590,000            590,000
        Michael J. Wimmer,
        Custodian f/b/o Brad
        Wimmer under the Uniform
        Gift to Minors Act (4)...         1,829,071            118,000

(1) Unless otherwise indicated, shares shown as beneficially owned are held individually by the person indicated or jointly with spouse or children living in the same household, individually by the spouse or children living in the same household, or as trustee, custodian or guardian for minor children living in the same household.
(2) Mr. Wimmer has sole beneficial ownership with respect to 826,000 shares, and shares beneficial ownership with his wife with respect to 8,116 shares. He also holds 118,000 shares as custodian for a child. Mr. Wimmer's wife has sole beneficial ownership of 826,000 shares. In addition, 50,955 shares are held by Hann & Co., of which Mr. Wimmer is a principal.
(3) Mrs. Wimmer has sole beneficial ownership with respect to 826,000 shares, and shares beneficial ownership with her husband with respect to 8,116 shares. Mrs. Wimmer's husband has sole beneficial ownership of 826,000 shares. Mrs. Wimmer's husband also holds 118,000 shares as custodian for a child. In addition, 50,955 shares are held by Hann & Co., of which Mrs. Wimmer's husband is a principal.
(4) Mr. Wimmer, as the custodian f/b/o Brad Wimmer under the Uniform Gift to Minors Act, has sole beneficial ownership with respect to 118,000 shares. Mr. Wimmer, individually, has sole beneficial ownership with respect to 826,000 shares, and shares beneficial ownership with his wife with respect to 8,116 shares. Mr. Wimmer's wife has sole beneficial ownership of 826,000 shares. In addition, 50,955 shares are held by Hann & Co., of which Mr. Wimmer is a principal.

__________________________

     Michael J. Wimmer, a selling shareholder, was elected as a director of Susquehanna at Susquehanna's Annual Meeting of its shareholders on May 26, 2000, and is an employee of Boston Service Company pursuant to an employment agreement with Boston Service Company dated February 1, 2000.

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                              PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of Susquehanna in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in transactions on the Nasdaq National Market or otherwise at prices related to the then current market price or at negotiated prices. The selling shareholders may also make private sales either directly or through a broker or brokers. The selling shareholders may sell their shares of common stock by one or more of the following methods:

       . purchases by a broker-dealer as principal and resale by such broker or dealer for its account;

       . ordinary brokerage transactions and transactions in which a broker solicits purchasers;

       . block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

       . through one or more underwritten offerings on a firm commitment or best efforts basis; and

       .  in privately negotiated transactions.

     In connection with the sale of the common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

     In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in resales. Broker-dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to the sale.

     In offering the shares of common stock covered by this prospectus, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling shareholders may also sell their shares in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus.

     Susquehanna has agreed to pay all expenses incident to the offering and sale of the Common Shares, other than commissions, discounts and fees of underwriters, broker-dealers or agents. Susquehanna has agreed to indemnify the selling shareholders against certain losses and expenses, including losses and expenses pertaining to liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     The legality of the common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1999 and 1998 and the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of

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PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     A registration statement on Form S-3 with respect to the shares offered hereby (together with any amendments, exhibits and schedules thereto) has been filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in such registration statement on Form S-3, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information with respect to Susquehanna and the shares offered hereby, reference is made to the registration statement on Form S-3. Statements contained in this prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference in hereby made to the copy of such contract of document filed as an exhibit to the registration statement on Form S-3. The registration statement may be inspected without charge at the Securities and Exchange Commission's principal office in Washington D.C., and copies of all of any part thereof may be obtained from the Public Reference section, Securities and Exchange Commission, Washington D.C., 20549, upon payment of prescribed fees.

     We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

     The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

     The documents that we are incorporating by reference are:

       . Our Annual Report on Form 10-K for the year ended December 31, 1999; . Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2000;
       . Our Current Reports on Forms 8-K dated February 8, 2000 and March 8, 2000; and
       . Our definitive Proxy Statement dated April 24, 2000, filed in connection with our 2000 Annual Meeting of Shareholders.

     Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Secretary, Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, (717) 626-4721.

     You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the

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date on the front of those documents. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted.

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